

June 7, 2012

Via E-mail
Steven A. Kandarian
Chairman of the Board, President and Chief Executive Officer
MetLife, Inc.
200 Park Avenue
New York, NY 10166

Re: MetLife, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012
Form 10-Q for the Quarterly Period Ended March 31, 2012
Filed May 8, 2012
File No. 001-15787

Dear Mr. Kandarian:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filings.

Form 10-K for the Year Ended December 31, 2011

Item 1A. Risk Factors
Change in market interest rates may significantly affect our profitability, page 45

1. You state that sustained periods of low or declining interest rates may adversely affect your results of operations, financial position and cash flows. Please provide us proposed disclosure to be included, in MD&A, in future periodic reports that discloses the expected effects of this known trend or uncertainty on your future financial position, results of operations and cash flows. To the extent that information about the amount you expect to have to reinvest new cash flows or to reinvest at lower rates, or information about the amount of products you are committed at guaranteed rates is necessary to understand

these effects, please include these amounts and their effects in your proposed disclosure to the extent known.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary
Year Ended December 31, 2011 compared with the Year Ended December 31, 2010, page 80

2. You state that all amounts discussed in this section are net of income tax. Tell us why you believe analyzing revenues and expenses net of income taxes complies with Item 303 of Regulation S-K. For example, you discuss a change of $3.3 billion of net derivative gains (losses) from 2010 to 2011 when the statement of operations shows a change of $5.1 billion.

Policyholder Liabilities
Policyholder Account Balances, page 163

3. You state that most of the annuity retirement products have a minimum guaranteed rate between 1.0 percent and 4.0 percent. Please provide us proposed disclosure to be included in future periodic filings that quantifies the distribution of annuity and universal life account values within this range.

Form 10-Q for the Quarterly Period Ended March 31, 2012
Management's Discussion and Analysis, page 128

4. Net derivative losses in the three months ended March 31, 2012 were $2 billion compared to losses of $315 million in the three months ended March 31, 2011. Net derivative gains/(losses) recognized are very volatile from quarter to quarter, for example, you recognized net derivatives gains of $4.1 billion in the three months ended September 30, 2011 and net derivatives gains of $591 million in the three months ended December 31, 2011 and then net derivatives losses of $2 billion in the first quarter of 2012. You disaggregate the 2012 $3.8 billion net loss on freestanding derivatives on page 55 by 15 different types of derivatives. You state in MD&A that the 2012 net derivative losses are attributable mainly to "the impact of equity market movements and decreased volatility, and rising long-term interest rates" This explanation appears overly general and not useful.
   • Please provide us proposed disclosure to be included in future periodic reports to more fully explain the causes of the net losses in 2012. You should consider using tables similar to those discussing sensitivity analysis beginning on page 180 to explain how the net derivatives gains/losses provide an economic hedge.

- Also explain, in proposed disclosure to be included in future periodic reports, the $508 million net loss on Level 3 equity market contracts disclosed on page 78. Please include disclosure for the changes to the significant unobservable inputs of volatility and offered quotes, why they changed and why you believe the inputs used at December 31, 2011 that resulted in $601 million of net gains in 2011 (page 321 of Form 10-K) were reasonable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant